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                                                                    Exhibit 99.1

                 CAUTIONARY STATEMENT FOR PURPOSES OF THE SAFE
                  HARBOR PROVISIONS OF THE PRIVATE SECURITIES
                         LITIGATION REFORM ACT OF 1995

        The Company wishes to inform its investors of the following important factors that in some cases have affected, and in the future could affect, the Company's results of operations and that could cause such future results of operations to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. Disclosure of these factors is intended to permit the Company to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Many of these factors have been discussed in prior SEC filings by the Company.

        Although the Company has attempted to list comprehensively these important cautionary factors, the Company wishes to caution investors that other factors may in the future prove to be important in affecting the Company's results of operations. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Limitations and Risks due to Substantial Leverage and Debt Service

        The Company incurred significant indebtedness in connection with the acquisition by Blade Acquisition Corp. ("Blade") of the Company's parent company and the Cercast group of companies from affiliates of Pechiney S.A. on December 13, 1995 (the "Acquisition"). At June 29, 1996, the Company's consolidated total indebtedness and total stockholders' equity was $449.0 million and $281.0 million respectively. The Company's indebtedness under senior credit facilities provided by the Credit Agreement dated December 13, 1995 among Blade, Howmet Holdings Acquisition Corp. ("HHAC"), Howmet Acquisition Corp., The First National Bank of Chicago as Administrative Agent and one of the Managing
Agents, and other banks (the "Senior Credit Facilities") is secured by guarantees of the Company's

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domestic subsidiaries and by Blade and Howmet Holdings Corporation ("Holdings"),
and the stock of Holdings and the Company is pledged to secure the Blade and Holdings guarantees, respectively. Pro forma for the Acquisition, the Company's earnings for the year ended December 31, 1995 would have been inadequate to cover fixed charges by $25.0 million. In addition, upon consummation of the Acquisition, the Company entered into the receivables financing program (the "Receivables Facility") now covered by the Amended and Restated Receivables Purchase Agreement dated as of April 18, 1996 between the Company, certain of its subsidiaries and Blade Receivables Corporation (the "Receivables
Subsidiary") and the related Blade Receivables Master Trust Amended and Restated Pooling and Services Agreement dated as of April 18, 1996 among the Receivables Subsidiary, the Company, and Manufacturers and Traders Trust Company, as
Trustee, pursuant to which the Company sold certain accounts receivable to a special purpose trust for aggregate cash proceeds of $51.4 million. The Company intends to continue such sales of eligible accounts receivable in the future.
The Indenture does not contain significant restrictions on the Company's ability to sell its accounts receivable pursuant to any such facility or with respect to the use of proceeds thereof. The Company's ability to make any scheduled payments of the principal of, or interest on, its indebtedness (including the 10% Senior Subordinated Notes due 2003 (the "Notes")), or to refinance its indebtedness, depends on its future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond its control, and there can be no assurance that the foregoing payments will be made. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures, the Company may be required to refinance all or a portion of its existing debt, including the Notes, to sell assets or to obtain additional financing. There can be no assurance that any such refinancing or refinancing of the Senior Credit Facilities at maturity would be possible, on reasonable terms if at all, or that any such sales of assets or additional financing could be achieved.

        The Company's high level of debt will have several important effects on its future operations, including the following: (a) the Company will have significant cash requirements to service debt, reducing funds available for operations, for capital expenditures and research and development (which are important factors in the Company's

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technological leadership role), and for acquisitions and future business opportunities, thus possibly increasing the Company's vulnerability to adverse general economic and industry conditions, which could be exacerbated by the cyclical nature of certain of the Company's businesses (see "Effects of Aerospace Industry Economic Conditions and Cyclicality," below) and greater capital resources of its principal competitor after giving effect to the Acquisition, and (b) the financial covenants and other restrictions contained in the Senior Credit Facilities and other agreements relating to the Company's borrowing under the Senior Credit Facilities (the "Senior Indebtedness") and the Indenture dated as of December 7, 1995 between Howmet Acquisition Corp. and Marine Midland Bank, as Trustee (the "Indenture") will require the Company to meet certain financial tests and will restrict its ability to borrow additional funds, to dispose of assets or to pay cash dividends.

Effects of Aerospace Industry Economic Conditions and
Cyclicality

        The commercial aerospace industry is a cyclical business, and the demand by commercial airlines for new aircraft historically has been highly related to the stability and health of the United States and world economies. Aircraft delivery trends vary in direct relation to the general economic cycle, with an approximate two year lag. Aircraft are delivered when completed, regardless of economic conditions at that time, because substantial deposits are required at the time of the orders. Although the United States economy entered a period of slow growth and recession in 1989 and 1990, the aerospace industry made record deliveries of large commercial aircraft during these years. In fact, aircraft deliveries continued to increase through 1991 even though the world airline industry reported record operating losses in the early 1990s.

        The large number of aircraft delivered in the early 1990s and the industry's widespread losses created excess capacity in the air carrier system, evidenced by a substantial number of inactive new and used aircraft. Operating losses and excess capacity, combined with the high cost of new aircraft, placed economic stress on the airlines and aircraft leasing companies. During this

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period, airlines and leasing companies deferred existing new aircraft orders and, to a lesser degree, canceled orders. These deferrals and cancellations had a negative impact on the volume and price of orders placed with the manufacturers of commercial aircraft components, including the Company. Although the United States airline industry as a whole has reported a return to profitability in 1995 and 1996 and excess capacity has been reduced, there can be no assurance that the improved operating performance of the commercial airlines will continue or that deliveries of engines for large commercial aircraft will not decline in the future. Any developments in the commercial aerospace market resulting in a reduction in the rate of aircraft engine deliveries in the future, including future cancellations and deferrals of scheduled deliveries, could materially adversely affect the Company's financial condition and results of operations.

Reduced Government Sales

        Military and defense contractor sales comprised approximately 16% of the Company's 1995 sales. United States defense spending in markets served by the Company has been declining since the 1980s, and continued reductions in defense budgets or military aircraft procurement could adversely affect the Company's financial condition and results of operations.

Concentrated Customer Base; Competition

        A substantial portion of the Company's business is conducted with a relatively small number of large aerospace and industrial gas turbine customers, including General Electric Aircraft Engines ("GEAE"), General Electric Power Systems ("GEPS") and Pratt & Whitney Aircraft Division of United Technologies Corporation ("PWA"). The current three year contract with PWA is scheduled to expire in 1997 consistent with industry practice regarding contract lifecycles. The Company's top ten customers accounted in the aggregate for approximately
65% of 1995 net sales. Approximately half of

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Howmet's business is based on multi-year contracts with its customers, usually for a three-year period, that generally give the Company the right and obligation to fill a specified percentage of the customer's requirements but generally do not provide the Company with any minimum order commitments. The Company typically renegotiates these contracts during the last year of the contract period and, during the process, customers frequently solicit bids from the Company's competitors, principally from its strongest competitor, Precision Castparts Corporation ("PCC"). Most of such contracts include provisions requiring specified price reductions over the term of the contract based on lower production costs as programs mature, shared benefits from other cost reductions resulting from joint production decisions, and negotiated reductions. The Company has made significant price concessions to customers in recent years, and management expects customer pressure for such pricing concessions to continue.

        One of Howmet's largest customers, GEPS, in connection with its corporate-level policy decision to reduce sole sourcing, has exercised its right to terminate its long-term sole source contract with Howmet effective in early 1997, and has placed orders for certain components with the Company's principal competitor, PCC.

        While Pechiney was in the process of selling Howmet's parent to HHAC, and before the terms of the Acquisition were known, one of the Company's largest customers expressed concerns about the potential impact of a leveraged acquisition on the Company's ability to continue to meet this customer's requirements, and indicated that its relationship with the Company would be reassessed if a leveraged acquisition were consummated. Based on subsequent discussions with the customer regarding the proposed terms of the Acquisition and its financing, management believes that these concerns have largely been addressed. Management believes that the Company will be able to continue to provide the customer the high level of service that it has provided in the past.

        However, the Company's financial condition and results of operations could be materially adversely affected if one or more of the Company's key customers shifted a material amount of its work from the Company. In addition, the Company could also be materially adversely affected by any substantial work stoppage or interruption of production at any of its major customers or at any of the major aircraft

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manufacturers, and could be materially adversely affected if one or more key customers reduce or cease conducting operations. Furthermore, competition is based to a significant extent on technological capabilities and innovations, and there can be no assurance that one or more of the Company's competitors will not develop products and/or processes that would give them competitive advantages in the Company's markets.

Concentration of Ownership

        The Carlyle Group ("Carlyle") and Thiokol Corporation ("Thiokol") through affiliates, have beneficial ownership of 51% and 49%, respectively, of the voting capital stock of Blade. Pursuant to a stockholders agreement (the "Stockholders Agreement"), Blade has a board of directors consisting of seven members, and Carlyle and Thiokol each appointed three directors to the board. Under the Stockholders Agreement, Blade and its subsidiaries, including the Company, may not take certain actions, including, but not limited to, certain mergers, sale transactions, transactions with affiliates, issuances of capital stock, incurrence of debt, and payments of dividends on or repurchases of capital stock, without the approval of a supermajority of the board of directors. The Stockholders Agreement provides that Thiokol may purchase all of Carlyle's interest in Blade, during the period from the third anniversary through the sixth anniversary after the closing of the Acquisition on December 13, 1995 (the "Closing Date"). Thiokol has publicly indicated that, subject to favorable financial and operating performance by the Company and favorable conditions in the financial markets, it expects to exercise its option to acquire Carlyle's interest in Blade and thereafter, to cause the Company to redeem the Notes. As a result of the ownership structure of Blade and the contractual rights described above, the voting and management control of Blade, which indirectly controls the Company, is highly concentrated. Carlyle, acting with the consent of Thiokol, has the ability to direct the actions of Blade with respect to matters such as the payment of dividends, material acquisitions, dispositions and certain other corporate transactions. Thiokol and Carlyle jointly are in a position to exercise control over Blade and ultimately over the Company, to determine the outcome of all matters required to be submitted to stockholders for approval, and to





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otherwise direct and control the operations of Blade and, indirectly, the
Company. Carlyle and Thiokol are also parties to management agreements with the Company, pursuant to which Carlyle and Thiokol render certain management and advisory services to the Company and receive fees for such services. Carlyle and Thiokol also received certain fees in connection with the consummation of the Acquisition.

Environmental Matters

        The Company is subject to comprehensive and changing international, federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances and materials (together, "Environmental Laws"). Management believes that the Company's current operations are in substantial compliance with such Environmental Laws. However, due to the nature of the Company's operations, the Company is involved from time to time in legal proceedings involving remediation of environmental contamination from past or present operations, as well as compliance with environmental requirements applicable to ongoing operations. There can be no assurance that material costs or liabilities will not be incurred in connection with any such proceedings or claims or to meet such compliance requirements or in connection with currently unknown environmental liabilities.

        If it is determined that the Company is not in compliance with current Environmental Laws, the Company could be subject to penalties. The amount of any such penalties could be material. In addition, the Company uses solvents, waxes, metals, caustics, acids, oils and other hazardous substances, and as is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties the Company may be held liable and may be required to pay the cost of remedying the condition. The amount of any such liability could be material.

         The Company's facilities have made, and will continue to make, expenditures to comply with current and future

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environmental laws. The Company anticipates that it will incur additional capital and operating costs in the future to comply with existing environmental laws and new requirements arising from new or amended statutes and regulations. In addition, because the applicable regulatory agencies have not yet promulgated final standards for some existing environmental programs, the Company cannot at this time reasonably estimate the cost for compliance with these additional requirements. The amount of any such compliance costs could be material.

        The amount and timing of payments the Company may be required to make with respect to environmental matters are uncertain at this time. However, based on management's best current estimates of potential liability, management believes that the Company's reserves (approximately $6.1 million at June 29, 1996) are adequate to satisfy substantially all of its currently known environmental liabilities under current laws and regulations. In addition, in connection with the Acquisition, Howmet Cercast S.A., Pechiney International and Pechiney S.A. are required to indemnify Blade for environmental liabilities and obligations stemming from events occurring or conditions existing prior to the closing of the Acquisition to the extent such liabilities exceed the Company's reserves of $6.0 million at June 30, 1995. Blade assigned its rights to the Company with respect to any such indemnification upon consummation of the Acquisition. There can be no assurance, however, that Howmet Cercast S.A., Pechiney International and Pechiney S.A. will indemnify the Company for all such environmental matters set forth above when demanded by the Company. If Howmet Cercast S.A., Pechiney International and Pechiney S.A. do not honor their indemnification obligations, the Company likely would be responsible for such matters and the cost of addressing such matters could be material.

        The Company is subject to liability under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") (the federal "Superfund" statute), and similar state statutes for the investigation and remediation of environmental contamination at properties owned and/or operated by it and at off-site locations where it has arranged for the disposal of hazardous substances. Courts have determined that liability under CERCLA is, in most cases, joint and several, meaning that any responsible party could be held liable for all costs necessary for investigating and

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remediating a release or threatened release of hazardous substances. As a practical matter, liability at most CERCLA (and similar) sites is shared among all the solvent Potentially Responsible Parties ("PRPs"). The most relevant factors in determining the probable liability of a PRP at a CERCLA site usually are the cost of the investigation and remediation, the relative amount of hazardous substances contributed by the PRP to the site, and the number of solvent PRPs. The Company has been or may be named a PRP under CERCLA and similar state statutes at seventeen on-site and off-site locations. The Company also is currently remediating known contamination at five European facilities, as is discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operation."

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